Filed Pursuant to Rule 253(g)(2)

File No. 024-11326

Propectus Supplement No. 1 dated December 21, 2020

to the Prospectus for Public Offering dated December 16, 2020

This supplement to the prospectus for public offering of shares of voting Common Stock pursuant to Regulation A, par value $0.00001 of The 4Less Group, Inc., a Nevada corporation, supplements the original prospectus for public offering by providing an updated subscription agreement, attached hereto as Exhibit 4.1.

This supplement to the prospectus for public offering should be read in conjunction with the original prospectus for public offering dated December 16, 2020, filed with the Securities and Exchange Commission on December 16, 2020, available at https://www.sec.gov/Archives/edgar/data/1438901/000116169720000556/prospectus.htm.